Exhibit 99.90

Suite 1900 – 570 Granville Street
Vancouver, BC V6C 3P1
Tel: (604) 682-4002
Fax: (604) 682-4003

NOT FOR DISSEMINATION IN THE UNITED STATES OF AMERICA

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

August 15, 2011	TSX: TMM

NEWS RELEASE

Timmins Gold Announces Filing of Final Short Form Prospectus

Vancouver, BC – Timmins Gold Corp. (TSX:TMM) (“Timmins Gold” or the “Corporation”) is pleased to announce that it has filed a final short form prospectus (the “Prospectus”) with, and has obtained a receipt from, the securities regulators in the provinces of British Columbia, Ontario and Nova Scotia in connection with an agency agreement dated July 21, 2011 entered into with M Partners Inc., National Bank Financial Inc., Paradigm Capital Inc. and Pacific Road Resources Fund A, Pacific Resources Fund B and Pacific Road Holdings NV (collectively, the “Pacific Road Entities”).

The Prospectus qualifies the distribution of common shares of the Corporation that were previously issued to the Pacific Road Entities upon the exchange of 25,205,090 special warrants (each, a “Special Warrant”) issued by Timmins Gold through a private placement that closed on July 21, 2011. Each Special Warrant entitles the holder thereof to receive upon exchange, and at no additional cost, one common share of the Corporation owned by the Pacific Road Entities.

Caution Regarding Forward-Looking Statements

This News Release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

About Timmins Gold

Focused solely in Mexico, Timmins Gold is in commercial gold production at its wholly owned San Francisco gold mine in Sonora, Mexico. The mine is a past-producing open pit heap leach operation. Timmins Gold has forecast production at a rate in excess of 100,000 ounces of gold per year at a life of mine cash cost of approximately U.S. $489 per ounce (Micon International NI 43-101F1 Technical Report dated November 30, 2010 and amended August 3, 2011).

About the Pacific Road Entities

The Pacific Road Entities are private equity funds investing in the global mining industry. They provide expansion and buyout capital for mining projects, mining related infrastructure and mining services businesses located throughout resource-rich regions of the world. The Pacific Road Entities are managed or advised by Pacific Road Capital Management Pty Ltd (“PRCM”). The PRCM team, located in Sydney, Australia, San Francisco and New York, USA, is comprised of experienced mining investment professionals that have extensive knowledge and experience in the mining and infrastructure sectors, including considerable operating, project development, transactional and investment banking experience. For further information on the Pacific Road Entities and PRCM, please go to their website at www.pacroad.com.au.

Contact:
Timmins Gold Corp.
Bruce Bragagnolo
CEO and Director
604-638-8980
bruce@timminsgold.com
www.timminsgold.com